UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 130
Under the Securities Exchange Act of 1934 (Amendment No. ____)

Imerjn, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45249J104
(CUSIP Number)

E.W. Hudson, III

P.O. Box 28360
Tempe, Arizona 85285

(602) 579-9958

(Name, Address and Telephone Number of Person Authorized to Receive* Notices and Communications)

6/10/2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G* to report the acquisition that is the subject of this Schedule 130, and* is filing this schedule because of Sections 240.13d-1(e),*
240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original* and five copies of the schedule, including all exhibits. See Section* 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting* person's initial filing on this form with respect to the subject class* of securities, and for any subsequent amendment containing information* which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall* not be deemed to be "filed" for the purpose of Section 18 of the* Securities Exchange Act of 1934 ("Act") or otherwise subject to the* liabilities of that section of the Act but shall be subject to all* other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in* this form are not required to respond unless the form displays a* currently valid OMB control number.

SEC 1746 (3-06)

1. 	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITlES ONLY)
Name: E.W. Hudson, III
ID No.: Not applicable


2. 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(see instructions)
(a) 	0
(b) 	0

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)
PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED*
PURSUANT TO ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
United States


NUMBER OF
SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
7. SOLE VOTING POWER: 75,810
8. SHARED VOTING POWER: Not applicable
9. SOLE DISPOSITIVE POWER: 75,810
10. SHARED DISPOSITIVE POWER: Not applicable

1L AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,810

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES*
CERTAIN SHARES (see instructions)
Not applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14. TYPE OF REPORTING PERSON (see instructions
IN

Item 1. Security and Issuer.
Type of Security: Common Stock
Name and Address of Issuer: Imerjn, Inc.,*
9550 South Eastern Avenue, Suite 253-A86, Las Vegas, Nevada 89123

Item 2. Identity and Background.
(a) Name: E.w. Hudson, III
(b) Residence Address: P.O. Box 28360, Tempe, Arizona 85285
(c) Occupation: Landscaping
(d) During the last five years, the Reporting Person has not been* convicted in a criminal proceeding, excluding traffic violations or* similar misdemeanors.
(e) During the last five years, the Reporting Person was not a* party to a civil proceeding of a judicial or administrative body of* competent jurisdiction enjoining future violations of, or prohibiting* or mandating activities subject to, federal or state securities* laws or finding any violation with respect to such laws and is not* subject to a judgment as a result of any such proceeding.
(f) The Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.
Source of Funds: Personal Funds
Amount of Funds: $11,114.10
Part of Purchase Price Represented by Borrowed Funds: None.

Item 4. Purpose of Transaction. The Reporting Person purchased the* securities for passive investment purposes.

Item 5. Interest in Securities of the Issuer.
(a) The Reporting Person beneficially owns 75,810 shares of common* stock, which represents 9.5% of the class of securities.
(b) The Reporting Person has sole voting power and dispositive* power of 75,810 shares of common stock of Issuer.
(c) The table below sets forth all transactions by the Reporting*
Person in common stock of the Issuer effected during the last sixty days:
Date Amount of Security Price Per Share of Security Where Transacted 6/9/2016 2400 $0.006 Ameritrade
6/10/2016  19,000  $0.006  Ameritrade
7/712016  10,000  $0.01  Ameritrade
7/8/2016  145  $0.04  Ameritrade
7/8/2016  15,855  $0.05  Ameritrade
(d) No other person is known to have the right to receive or the power* to direct the receipt of dividends from the proceeds of the sale of* these securities.
(e) The Reporting Person continues to be the beneficial owner of the* securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with* Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships* (legal or otherwise) among the persons named in Item 2 and between such* persons and any person with respect to any securities of the Issuer.*
None of the securities are pledged or otherwise subject to a contingency,* the occurrence of which would give another person voting power or* investment power over such securities.

Item 7. Material to Be Filed as Exhibits.
There are no materials being filed as exhibits to this Schedule 13D.

SIGNATURE After reasonable inquiry and to the best of my knowledge and* belief, I certify that the information set forth In this statement* is true, complete and correct.

COMPANY NAME

/s/ E.W.Hudson, III
Insert Name

E.W. Hudson, III
Insert Title

July 27,2016
Insert Date